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-------------------                              UNITED STATES SECURITIES AND EXCHANGE COMMISSION          -------------------------
      FORM 4                                                Washington, D.C. 20549                              OMB APPROVAL
-------------------                                                                                        -------------------------
/ / Check this box if no longer                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP            OMB Number:     3235-0287
    subject to Section 16. Form                                                                            Expires:December 31, 2001
    4 or Form 5 obligations may     Filed pursuant to Section 16(a) of the Securities Exchange Act of      Estimated average burden
    continue.                        1934, Section 17(a) of the Public Utility Holding Company Act of      hours per response....0.5
    SEE Instruction 1(b)               1935 or Section 30(f) of the Investment Company Act of 1940
(Print or Type Response)
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1. Name and Address of Reporting Person*       2. Issuer Name and Ticker or Trading Symbol           6. Relationship of Reporting
                                                                                                        Person(s) to Issuer
      Bonmati       Reynald        G.          Norland Medical Systems, Inc. (NRLD)                      (Check all applicable)
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    (Last)         (First)        (Middle)     3. IRS or Social Security  4. Statement for Month/Year    X Director    X 10% Owner
                                                  Number of Reporting        September, 2001            ---           ---
                                                  Person (Voluntary)                                     X Officer    --- Other
                                                                                                        ---(give title    (specify
    Premium Point                                                                                                below)    below)

                                                                                                          President & Chairman
---------------------------------------------                             -------------------------------------------------------
                  (Street)                                                5. If Amendment, Date of  7. Individual or Joint/Group
                                                                             Original (Month/Year)     Filing (Check Applicable
                                                                                                       Line)
    New Rochelle    NY           10801-5328                                                              X  Form filed by One
                                                                                                        ---  Reporting Person
                                                                                                        --- Form filed by More than
                                                                                                             One Reporting Person
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    (City)         (State)          (Zip)                 Table 1 - Non-Derivative Securities Acquired, Disposed of,
                                                                    or Beneficially Owned
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1. Title of Security           2. Trans-       3. Transaction    4. Securities Acquired (A) 5. Amount of   6. Ownership 7. Nature of
   (Instr. 3)                     action Date     Code              or Disposed of (D)         Securities     Form:       Indirect
                                                  (Instr. 8)        (Instr. 3, 4 and 5)        Beneficially   Direct      Beneficial
                                                                                               Owned at End   (D) or      Ownership
                                                                                               of Month       Indirect
                                                                                               (Instr. 3      (I)
                                  (Month/Day/  ---------------------------------------------    and 4)        (Instr. 4)  (Instr. 4)
                                     Year)        Code     V       Amount  (A) or (D)  Price
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Common Stock, par value $.0005     9/21/01         J               87,842      D        $.08       0             I      See note (1)
per share
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Common Stock, par value $.0005
per share                                                                                       11,831,916       I      See note (2)
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Common Stock, par value $.0005
per share                          9/21/01         J               17,568      A        $0.08    1,081,878       I      See note (3)
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Common Stock, par value $.0005
per share                          9/21/01         J               70,274      A        $0.08                    D
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Common Stock, par value $.0005
per share                          9/21/01         S              200,000      D        $0.08    4,000,230       D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.          SEC 1474 (3-99)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                    Page 1 of 3
 (Print or Type Response)
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FORM 4 (continued)                        TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                                     (E.G., puts, calls, warrants, options, convertible securities)

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1. Title of Derivative    2. Conversion or   3. Transaction   4. Transaction   5. Number of Derivative    6. Date Exercisable
   Security (Instr. 3)       Exercise Price     Date             Code             Securities Acquired (A)    and Expiration Date
                             of Derivative                       Instr. 8)        or Disposed of (D)
                             Security           (Month/Day/                       (Instr. 3, 4 and 5)        (Month/ Day/Year)
                                                 Year)



                                                              ----------------------------------------------------------------------

                                                               Code        V        (A)         (D)       Date Exercisable
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Explanation of Responses:


                                                                         /s/Marian E. Gustafson                 October 10, 2001
                                                                         -------------------------------       -------------------
                                                                         **Signature of Reporting Person             Date
                                                                           BY:  MARIAN E. GUSTAFSON
                                                                           FOR: REYNALD G. BONMATI

**    Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
**    Signature of Reporting Person
      SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      SEE Instruction 6 for procedure.
SEE Instruction 6 for procedure.                                                                                         Page 2 of 3
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FORM 4 (continued)                        TABLE II(a) - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                                        (E.G., puts, calls, warrants, options, convertible securities)

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7. Title and Amount of        8. Price of Derivative Security   9. Number of derivative   10. Ownership Form of    11. Nature of
   Underlying Securities         (Instr. 5)                        Securities Beneficially    Derivative Security:     Indirect
   (Instr. 3 and 4)                                                Owned at End of Month      Direct (D) or            Beneficial
                                                                   (Instr. 4)                 Indirect (I)             Ownership
                                                                                              (Instr. 4)               (Instr. 4)


                 Amount
                 or
                 Number
   Title         of Shares
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Explanation of Responses:


                                                                         /s/Marian E. Gustafson                 October 10, 2001
                                                                         -------------------------------       -------------------
                                                                         **Signature of Reporting Person             Date
                                                                           BY:  MARIAN E. GUSTAFSON
                                                                           FOR: REYNALD G. BONMATI

**    Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
**    Signature of Reporting Person
      SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      SEE Instruction 6 for procedure.
SEE Instruction 6 for procedure.                                                                                        Page 2a of 3


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  NOTES TO FORM 4 FILED BY REYNALD G. BONMATI:
(1)   On September 21, 2001, Novatech Resource Corporation  distributed all of its 87,842 outstanding shares pro rata to its stockholders.  Mr.  Bonmati  acquired  70,274  shares.  Mr.  Bonmati's  wife  acquired  17,568 shares as trustee of two trusts benefiting their children (See note (3)).

(2)   The amount of securities beneficially owned at the end of the month by the reporting person represents the aggregate number of shares indirectly owned by the reporting person. This amount represents 11,831,916 shares of the Issuer's common stock held by
      Bones,  L.L.C.,  of which the reporting person is a managing member.  The aggregate number of shares is reported under the SEC rules and staff  interpretations,  although the number includes shares in which the reporting person does not have a pecuniary interest.

(3)   The reporting person disclaims beneficial ownership of the securities except to the extent of his pecuniary interest therein.
      In filing this Form 4 and  reporting  the  information  contained  herein,  the  undersigned  is not admitting to or conceding beneficial ownership of any securities or rights described herein pursuant to Sections 13 or 16 of the Securities Exchange Act of 1934, as amended,  or any rule or regulation  promulgated  thereunder.  The ownership figure represents shares owned by the reporting  person's wife, as trustee of two trusts  benefiting  their children,  the Sandrine  Bonmati Trust and the Chrystele
      Bonmati Trust with respect to which the reporting person  disclaims  beneficial  ownership.  The Sandrine Bonmati Trust held a total of 531,600 shares of the issuer's common stock on September 21, 2001. The Chrystele Bonmati Trust held 550,278 shares on
      September 21, 2001.

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